Jamie S. Miller Vice President and Controller GE 3135 Easton Turnpike Fairfield, CT 06828 USA T+1 203 373 2444 F+1 203 373 3005 jamie.miller@ge.com

Via EDGAR

June 8, 2012

Ms. Amanda Ravitz
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, DC 20549-3030

Re:	General Electric Company
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 24, 2012
File No. 001-00035

Dear Ms. Ravitz:

We are responding to your comment letter dated May 18, 2012, to Keith Sherin, Vice Chairman and Chief Financial Officer of General Electric Company (the “Company”) relating to the above document.

For ease of reference, we have repeated the Staff’s comments in bold text preceding each response.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7. Management’s Discussion and Analysis, page 26

GECS Selected European Exposures, page 58

1.
We note your response to our prior comment 6 and the revised disclosure included on pages 73 and 74 of the March 31, 2012 Form 10-Q.  In future filings, please further revise the discussion to include a tabular presentation of cash and equivalents, ELTO and real estate by focus country, substantially similar to presentation included in your response to our comment.  Refer to Item 303(a) of Regulation S-K, Industry Guide 3 and the Staff’s guidance provided in CF Disclosure Guidance Topic No.4.

Response:

We acknowledge the Staff’s comment and confirm that in future filings we will revise our discussion to include ELTO and real estate held for investment by focus country in our tabular presentation of GECC Selected European Exposures.

(1)

With respect to cash and equivalents (“cash”), we have categorized cash by country in our disclosure on the basis of the location of the ultimate parent entity of the subject bank, sovereign central bank or supranational entity.  For example, if cash is held in Mexico in a Mexican subsidiary of a Spanish bank, that cash is categorized in Spain for purposes of this disclosure.  For the most part, our cash categorization is representative of the country in which it is held or to which it is exposed; however, in several cases, it may be conservatively characterized.  As a result, we believe that presentation of cash in tabular format by country is potentially misleading.  We respectfully submit that we believe our current disclosure of cash in European and focus countries provides investors with sufficient data to analyze our various exposures.

Liquidity Sources, page 61

2.
We note your response to our prior comment 7 and the revised disclosure included on pages 74 and 75 of the March 31, 2012 Form 10-Q.  To enhance investors’ understanding of your liquidity and your ability to access these funds, in future filings, please further revise to provide a tabular summary of your categorized cash similar to the presentation included in your response.  In addition, please further revise your discussion of short term loans to describe the terms and length of these loans similar to the third paragraph of your response.

Response:

We acknowledge the Staff’s comments and will revise our disclosure in future filings to include disclosure of the amount of our non-U.S. cash, and that which is considered to be indefinitely reinvested.  We will also include a discussion of the terms and length of our short-term loans, similar to the third paragraph of our previous April 26th response.

Should you have any questions regarding this matter, please don’t hesitate to contact me at
203-373-2444.

GENERAL ELECTRIC COMPANY

Jamie S. Miller
Vice President – Controller and Chief Accounting Officer

cc:	J. R. Immelt, Chairman of the Board and Chief Executive Officer
K. S. Sherin, Vice Chairman and Chief Financial Officer
D. A. Warner, III, Chairman, Audit Committee
B. B. Denniston, Senior Vice President and General Counsel C. A. Pereira, Chief Corporate, Securities and Finance Counsel
W. J. O’Mara, Partner, KPMG LLP

(2)